

June 9, 2011

Via-Facsimile
Mr. Prokopios (Akis) Tsirigakis, Chief Executive Officer
Nautilus Marine Acquisition Corp.
c/o Barry I. Grossman, Esq.
Ellenoff Grossman & Schole LLP
150 East 42nd Street, 11th Floor
New York, New York 10017

> **Re: Nautilus Marine Acquisition Corp.**
> **Registration Statement on Form F-1**
> **Filed June 1, 2011**
> **File No. 333-174634**

Dear Mr. Tsirigakis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please file on EDGAR as correspondence all of the letters previously submitted in response to our comments on the draft materials.

The Offering, page 5

FPI Status, page 8

2. We note your statement that "Pursuant to Rule 3b-4 of the Exchange Act, [you] determined [y]our status as a FPI and, as such, [you] are required to comply with the tender offer rules in connection with [y]our initial business transaction" and that "[you] are required to determine [y]our status as a FPI for the 2011 fiscal year as of the last day of [y]our second quarter, or April 30, 2011. On such date, if [you] no longer qualify as a

FPI (as set forth in Rule 3b-4 of the Exchange Act), [you] will then become subject to the U.S. domestic issuer rules as of the first day of [y]our 2011 fiscal year…" Please clarify your status as an FPI. Please also revise your file accordingly to indicate how this status will impact future shareholder redemption and voting rights.

Risk Factors, page 19

We may issue shares of our capital stock or debt securities to complete a business transaction…, page 27

3. Please revise the stated number of authorized but unissued shares of common stock to reflect the increased number of insider warrants or tell us why you believe this is unnecessary.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna DiSilvio, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-3535or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ H. Christopher Owings

H. Christopher Owings
Assistant Director